Exhibit 99.1

BURCON DEVELOPS NEW TECHNOLOGY
INTRODUCES PEAZAZZ™ - PEA PROTEIN ISOLATE

Vancouver, British Columbia, November 15, 2011— Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”) announces today that it has developed a novel pea protein isolate. Burcon has branded this new protein as Peazazz™.

Peazazz™ is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. Burcon’s Peazazz™ could be used in a variety of healthy and flavourful consumer product applications and should be of interest to companies looking for a great tasting functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including: snacks and cereals; diet products (high protein foods); gluten-free and vegetarian and vegan foods.

“Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins and today’s announcement further demonstrates Burcon’s capability.” said Johann F. Tergesen, Burcon’s President and C.O.O. adding, “Our team of scientists and engineers has once again proven their ability to push the envelope in developing unique plant protein ingredients with our first protein from a source other than oilseeds. Our new Peazazz™ protein offers yet another platform for Burcon to monetize our technology.”

Burcon also announces today that it is engaged in discussions with a potential partner to commercialize Peazazz™ and the associated protein extraction technology. In that regard, Burcon has entered into a confidentiality and material transfer agreement to facilitate these discussions.

Burcon has filed patent applications with the United States Patent and Trademark Office to protect its newly developed novel processes for the production of pea protein isolates, as well as to protect Peazazz™, the product derived therefrom, and to protect the functional and nutritional applications of Peazazz™ as an ingredient in consumer products. Consistent with Burcon’s previous patents and patent applications, Burcon has also filed for protection internationally under the patent cooperation treaty of the World Intellectual Property Organization to protect these new inventions. As at the date of this announcement, Burcon now has 174 issued patents worldwide including 30 issued U.S. patents, and in excess of 300 additional patent applications, 70 of which are U.S. patent applications.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing

Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes; CLARISOY™, a revolutionary soy protein isolate with exceptional nutritional and flavor profiles which is 100% soluble and transparent in low pH solutions; and Peazazz™ a uniquely soluble and clean-tasting pea protein isolate. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 174 issued patents in various countries, including 30 issued U.S. patents, and in excess of 300 additional pending patent applications, 70 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

CLARISOY is a trademark of Archer-Daniels-Midland Company.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development or reliance on our development partner. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca